Exhibit 99.2

Euro Tech Holdings Company Limited announces there will be no change of trading symbol after its reverse split

Hong Kong — January 17, 2012 — Euro Tech Holdings Company Limited (Nasdaq: CLWT, the “Company”) on January 12, 2012 announced that it would effect a reverse stock split (“Reverse Split”) at a ratio of a two (2) for eleven (11) of the Company’s ordinary shares (“Ordinary Shares”) at 5:00 P.M., New York time, on January 13, 2012 and that a “D” would be added on the ticker symbol for 30 days once the Reverse Split is effective . The Company today corrected its January 12, 2012 announcement, clarifying that no change would be made to the trading symbol upon effectiveness of the Reverse Split.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2010.

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel: 852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com